82-34978

Clariant Ltd

Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

Clariant

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

[redacted]

10016085

CH-4132 Muttenz 1, 29/07/2010

SUPPL

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
- Ad-hoc Announcement:

Clariant further improves profitability based on better demand and reduced cost base

- **Q2 sales up 20% in local currencies and 18% in CHF as global economic activity continued to rebound year on year**
- **Q2 operating income before exceptional items rose to CHF 211 million compared to CHF 69 million a year ago and CHF 183 million in the first quarter, mainly driven by higher sales volumes**
- **Q2 operating income margin before exceptional items reached 11.1% compared to 4.3% a year ago**
- **Q2 cash flow from operations amounted to CHF 33 million from CHF 184 million in the previous year given a volume-related temporary increase in inventories and trade receivables**
- **Outlook: Against the backdrop of an anticipated softening of the global economy, Clariant expects lower sales growth in the second half of the year with demand remaining solid. Clariant guides for sales growth in the high-single digit percentage range and an operating margin before exceptionals for the full-year above 8%.**

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

8/3

82-34978

Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Quarterly Results

Second Quarter 2010, July 29, 2010

Clariant further improves profitability based on better demand and reduced cost base

- **Q2 sales up 20% in local currencies and 18% in CHF as global economic activity continued to rebound year on year**
- **Q2 operating income before exceptional items rose to CHF 211 million compared to CHF 69 million a year ago and CHF 183 million in the first quarter, mainly driven by higher sales volumes**
- **Q2 operating income margin before exceptional items reached 11.1% compared to 4.3% a year ago**
- **Q2 cash flow from operations amounted to CHF 33 million from CHF 184 million in the previous year given a volume-related temporary increase in inventories and trade receivables**
- **Outlook: Against the backdrop of an anticipated softening of the global economy, Clariant expects lower sales growth in the second half of the year with demand remaining solid. Clariant guides for sales growth in the high-single digit percentage range and an operating margin before exceptionals for the full-year above 8%.**

CEO Hariolf Kottmann commented: "In the first half of 2010 the economic tailwind leveraged the results of our restructuring program. Consequently we recorded a good operating income before exceptionals and a strong cash flow. We maintained our good cost position and further reduced our debt. For the second half of the year we predict a softening in demand compared to the first half as a result of a weaker economy and the traditional seasonal effects of our businesses. Until the end of the year we will continue with our focus on restructuring with the expected impact of restructuring costs on our net income. All in all we expect a satisfactory year 2010 for our company. "

Key Financial Data

	Second quarter				First half year			
in CHF million	**2010**	**2009**	**% CHF**	**% LC**	**2010**	**2009**	**% CHF**	**% LC**
Sales	1'894	1'609	18	20	3'711	3'213	15	18
EBITDA before exceptional items	264	125	111	121	499	168	197	206
- margin	13.9%	7.8%			13.4%	5.2%		
EBIT before exceptional items	211	69	206	218	394	56	604	626
- margin	11.1%	4.3%			10.6%	1.7%		
EBIT	124	0	-	-	198	-68	-	-
Net income / loss	25	-61	-	-	35	-152	-	-
Operating cash flow	33	184			192	340		
Number of employees					17'268[1]	17'536[2]		

[1] as of 30 June 2010 [2] as of 31 December 2009

Clariant Q2, 2010 Performance

Muttenz, July 29, 2010 – Clariant, a world leader in specialty chemicals, today announced sales of CHF 1.894 billion in the second quarter 2010, compared to CHF 1.609 billion in the previous year. Sales increased 18% in Swiss Francs and 20% in local currency.

Volumes were up 20% over an extremely weak second quarter 2009, but remained significantly below pre-crisis levels. On the back of a broad economic recovery, Clariant reported sales growth across all businesses and regions. The Business Units Pigments, Additives, Leather and Masterbatches benefited the most from the improved economic environment and grew above group average.

Against the backdrop of the depreciation of the Euro against the USD and an increased competitiveness, demand in Europe developed better than expected compared to the low basis year on year, which resulted in a strong 22% sales growth for Clariant. Demand in the regions Asia, Latin and North America increased as well, favorably affecting the company's sales volumes.

Clariant significantly improved the gross margin to 28.9% from 24.8% year on year, based on good capacity utilization. Sequentially, the company increased sales prices by 1% in order to respond to a 4% uptake in raw material costs. However these price increases have

not been sufficient yet to fully compensate for the feedstock markup and will be intensified in the coming months in particular as raw material costs are predicted to further increase.

Despite the negative margin squeeze Clariant managed to keep the gross margin stable sequentially also due to a favorable development of exchange rates and higher volumes.

As part of its Global Asset Network Optimization (GANO) efforts Clariant continued to improve the structure of its production facilities and decided to relocate the Pigments site in Tianjin (PR China) – as part of the consolidation of the Pigments activities in China – and to close Pigments production in Onsan (South Korea). Both sites will have stopped their operations in 2010/11. At the same time the investment in a new ethoxylation plant in Dayabay (PR China) is proceeding as planned. The site will go on stream in early 2011.

As a result of the ongoing focus on cost reduction, SG&A costs decreased to 16.3% of sales, compared to 18.6% a year ago. In absolute terms, SG&A costs slightly increased to CHF 309 million, from CHF 299 million year on year, due to one time costs resulting from the restructuring projects and necessary IT upgrades. Personnel costs further decreased.

Consequently the operating income (EBIT) before exceptional items increased to CHF 211 million, compared to CHF 69 million a year ago and CHF 183 million in the first quarter of 2010. The EBIT margin before exceptional items improved to 11.1% from 4.3% a year ago.

Restructuring and impairment costs amounted to CHF 87 million. However, the favorable development of the operating result could more than offset the restructuring costs. Hence Clariant reported a net profit of CHF 25 million for the quarter, compared to a net loss of CHF 61 million a year ago.

As a consequence of the pick-up in business activity, inventories and trade receivables were significantly higher than in the second quarter of 2009 that had marked the peak of the economic crisis. Nevertheless cash flow from operations remained positive at CHF 33 million compared to CHF 184 million in the second quarter of previous year based on decisive net working capital management and good EBIT generation.

The company's cash position – including an investment of CHF 382 million in short-term deposits – remained strong at CHF 1'221 million.

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Clariant continued to reduce its net debt to CHF 379 million from CHF 545 million at the end of 2009. The gearing – net debt divided by equity – improved to 20%, compared to 29% by year-end 2009 and remained stable compared to the end of the first quarter 2010.

Outlook

Although demand will remain solid in the remainder of the year, Clariant expects a weaker second half-year as the global economy is expected to soften and the normal seasonality of its businesses returns in 2010. In addition, raw material costs are expected to rise further.

In the second half-year, Clariant will continue to focus on generating cash, decreasing costs and reducing complexity, which will result in an additional reduction of job positions. The ongoing restructuring program will be finalized by the end of the year and the company will be managed for profitable growth as of 2011. However some of the measures – in particular related to the GANO activities – will not be completely implemented before 2013.

Based on the good results in the first half of the year and the continuing restructuring efforts, Clariant aims for a high single digit sales growth in local currency and an EBIT margin before exceptionals of above 8% for the full year. The cash flow from operations will remain strong.

Clariant confirms its target of a sustainable, above-industry-average return on invested capital (ROIC) by the end of 2010.

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Business Discussion Second Quarter

BU Industrial & Consumer Specialties

	Second quarter				First half year			
in CHF million	2010	2009	% CHF	% LC	2010	2009	% CHF	% LC
Sales	367	324	13	19	787	704	12	17
EBITDA before exceptional items	56	28	100	116	132	62	113	124
- margin	15.3%	8.6%			16.8%	8.8%		
EBIT before exceptional items	45	18	150	174	112	42	167	183
- margin	12.3%	5.6%			14.2%	6.0%		
EBIT	41	13	215	258	105	30	250	274

Year-on-year, sales in the Industrial & Consumer Specialties business unit increased 19% in local currencies. All businesses contributed to the strong growth.

From a regional perspective, sales were driven by a strong rebound in Europe however compared to the extremely low level of the second quarter 2009. All other regions recorded double-digit sales growth as well. The operating margin improved as the business unit successfully implemented price increases to offset higher raw material costs in particular for oleochemicals.

Going forward, Industrial & Consumer Specialties will continue to selectively adapt sales prices to offset the negative impact from rising raw materials costs on its gross margin.

BU Masterbatches

	Second quarter				First half year			
in CHF million	2010	2009	% CHF	% LC	2010	2009	% CHF	% LC
Sales	345	277	25	27	666	537	24	27
EBITDA before exceptional items	46	28	64	69	86	43	100	109
- margin	13.3%	10.1%			12.9%	8.0%		
EBIT before exceptional items	38	20	90	98	70	26	169	177
- margin	11.0%	7.2%			10.5%	4.8%		
EBIT	36	18	100	108	68	14	386	400

Sales in the Business Unit Masterbatches further increased both year-on-year and sequentially. Demand recovered well across all regions and end-markets. The business unit benefited from selective restocking in some of its customer industries.

Europe experienced the highest sales growth in local currencies year-on-year. All other regions grew double-digit as well, reflecting the strong underlying demand from packaging, textiles and automotive industry. The operating margin increased compared to the first quarter 2010. This was the result of excellent capacity utilization. The business unit selectively increased their sales prices to respond to rising raw material costs.

BU Pigments

	Second quarter				First half year			
in CHF million	**2010**	**2009**	**% CHF**	**% LC**	**2010**	**2009**	**% CHF**	**% LC**
Sales	325	273	19	20	606	513	18	19
EBITDA before exceptional items	77	23	235	250	131	18	628	663
- margin	23.7%	8.4%			21.6%	3.5%		
EBIT before exceptional items	68	14	386	410	113	0	-	-
- margin	20.9%	5.1%			18.6%	0%		
EBIT	36	-1	-	-	76	-26	-	-

In the business unit Pigments, sales in local currency grew double-digit year-on-year and sequentially. Pigments utilized the market opportunities provided by a seasonally strong demand for decorative paints, a recovery of demand mainly in the automotive, plastics and printing industry in the second quarter, together with some more restocking. It is expected that the restocking effects will fade during the second half-year.

The business unit recorded strong sales growth in all regions including Europe and North America, indicating a broad-based recovery of demand. The operating margin increased in both terms year-on-year and sequentially as a result of higher sales, a high capacity utilization and substantial cost savings from the ongoing restructuring program. The business unit announced further restructuring measures and will close its powder pigment production sites at Tianjin, PRC, and at Onsan, South Korea in order to optimize its asset network. Both sites are scheduled for closure in 2010/11. The pigment preparation production currently located at the Tianjin site will be relocated to a new state of the art plant at the new Da Gang industrial park in the Tianjin area.

BU Textile Chemicals

	Second quarter				First half year			
in CHF million	**2010**	**2009**	**% CHF**	**% LC**	**2010**	**2009**	**% CHF**	**% LC**
Sales	231	198	17	15	435	378	15	15
EBITDA before exceptional items	27	6	350	305	42	3	-	-
- margin	11.7%	3.0%			9.7%	0.8%		
EBIT before exceptional items	22	1	-	-	31	-8	-	-
- margin	9.5%	0.5%			7.1%	-2.1%		
EBIT	18	-1	-	-	-35	-22	-	-

In the Textile Chemicals business unit, sales in local currency grew double-digit year-on-year from a low base and sequentially. Demand for high-value added textile chemicals from the clothing industry increased. As a result of the Euro depreciation, the competitive position of European textile producers temporarily improved. Consequently the business in Europe recorded the highest sales growth, followed by Asia and Latin America. The structurally weak North American market recovered slightly from very low levels of activity.

The transfer of production activities from Europe to Asia is proceeding according to plan and will improve the competitiveness of Clariant's Textile business on a sustainable basis.

As a result of the good demand development and cost savings measures, the operating margin substantially improved. The business unit will continue to put a strong emphasis on price increases to offset the impact of raw material cost increases on profitability.

BU Oil & Mining Services

	Second quarter				First half year			
in CHF million	**2010**	**2009**	**% CHF**	**% LC**	**2010**	**2009**	**% CHF**	**% LC**
Sales	148	131	13	13	296	287	3	3
EBITDA before exceptional items	15	11	36	42	37	29	28	29
- margin	10.1%	8.4%			12.5%	10.1%		
EBIT before exceptional items	13	10	30	48	34	27	26	32
- margin	8.8%	7.6%			11.5%	9.4%		
EBIT	13	9	44	63	34	25	36	39

Sales in local currencies in the business unit Oil & Mining Services improved year-on-year and remained stable compared to the first quarter 2010. The Oil segment continued to grow and was nearly unaffected by the temporary drilling moratorium in the Gulf of Mexico. In the Mining segment, demand for minerals processing increased substantially on the back of higher metal prices. The business unit continued to strengthen its market position in Latin America, resulting in a double-digit growth in this region. Europe & Middle East started to recover from the reduced activity seen in the first few months of the current year. Asia and North America remained stable.

Margins improved as a result of the business unit's clear focus on profitability. Where appropriate, Oil & Mining Services increased its prices to catch-up with the rising raw material costs.

BU Leather Services

	Second quarter				First half year			
in CHF million	**2010**	**2009**	**% CHF**	**% LC**	**2010**	**2009**	**% CHF**	**% LC**
Sales	91	71	28	30	175	122	43	45
EBITDA before exceptional items	13	3	333	408	24	-5	-	-
- margin	14.3%	4.2%			13.7%	-4.1%		
EBIT before exceptional items	11	1	-	889	21	-8	-	-
- margin	12.1%	1.4%			12.0%	-6.6%		
EBIT	11	4	175	191	25	-6	-	-

On the back of a strong demand from the automotive industry – in particular in the luxury car segment - Leather Services recorded another good quarter. Business in Upholstery and fashion grew moderately. Leather Services continued to strengthen its role as a leading provider of application know-how for various end-markets.

The business unit improved its operating margins on the back of a high operating leverage. The decisive restructuring efforts substantially lowered the cost base.

Performance Chemicals - includes the business units Additives, Detergents & Intermediates, Emulsions and Paper Specialities

	Second quarter				First half year			
in CHF million	**2010**	**2009**	**% CHF**	**% LC**	**2010**	**2009**	**% CHF**	**% LC**
Sales	387	335	16	18	746	672	11	14
EBITDA before exceptional items	64	38	68	73	116	40	190	202
- margin	16.5%	11.3%			15.5%	6.0%		
EBIT before exceptional items	54	26	108	110	95	16	494	513
- margin	14.0%	7.8%			12.7%	2.4%		
EBIT	43	21	105	118	85	5	-	-

Sales in Performance Chemicals improved year-on-year as well as sequentially. Additives, Emulsions and Paper Specialties showed the strongest growth while Detergents & Intermediates grew at a more moderate pace.

In the business unit Additives, all business lines and regions continued the positive trend from the first quarter. Emulsions experienced the highest pressure from rising raw material costs. The business unit was able to fully offset higher costs for acrylates and vinylacetate-monomers by higher sales prices. Demand in the Paper Specialties businesses remained stable. In its main market segments optical brighteners and paper dyes, Paper Specialties was nearly sold out. Detergents & Intermediates reported another good quarter with high capacity utilization.

- end -

Contacts

Media Relations

Stefanie Nehlsen	**Phone:**	+41 61 469 67 42
	E-Mail:	stefanie.nehlsen@clariant.com
Arnd Wagner	**Phone:**	+41 61 469 61 58
	E-Mail:	arnd.wagner@clariant.com

Investor Relations

Ulrich Steiner	**Phone:**	+41 61 469 67 45
	E-Mail:	ulrich.steiner@clariant.com

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 17,300 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 6.6 billion in 2009. Clariant is organized into ten Business Units: Additives; Detergents & Intermediates; Emulsions; Industrial & Consumer Specialties; Leather Services; Masterbatches; Oil & Mining Services; Paper Specialties; Pigments; and Textile Chemicals.

Clariant is committed to sustainable growth, which is derived from its own innovative strength. Clariant's world-class products and services play a key role in its customers' manufacturing processes and add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com